UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14C INFORMATION

Information Statement
Pursuant to Section 14(c) of the Securities Exchange Act of 1934

Check the appropriate box:

[__] Preliminary Information Statement

[__] Confidential, for use of the Commission only (as permitted by Rule 14c-5(d)(2)

[X] Definitive Information Statement

SOFTWALL EQUIPMENT CORP..
(Name of Registrant as Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required

[__] Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

(1) Title of each class of securities to which transaction applies:

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(2) Aggregate number of securities to which transaction applies:

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(3) PerPer unitPer unit price or other underlyingPer unit price or other underlying value of tra ExchangeExchange Act Rule 0-11 (Set forth the amount on which the filing Exchange calculated and state how it was determined):

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(4) Proposed maximum aggregate value of transaction:

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(5) Total fee paid:

[__] Fee paid previously with preliminary materials.

[__] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identifyidentify the filing for which the offsetting fee was paididentify the filing for which the offsetting fee wa by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid: Not Applicable

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(2) Form, Schedule or Registration Statement No.: Not Applicable

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(3) Filing Party: Not Applicable

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(4) Date Filed: Not Applicable

SOFTWALL EQUIPMENT CORPORATION

11602 Colchester Drive
Sandy, Utah 84092

NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS

*WE ARE NOT ASKING YOU FOR YOUR VOTE AND
YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.*

Purpose of Information

ThisThis Information Statement, which is being mailed on or about March 26, 2002 toThis Information State ofof shares of the Common Stock, par value $.001 per share (the "Common Stoof shares of the Common St EquipmentEquipment Corporation, a UtahEquipment Corporation, a Utah Corporation (the "Company"), is being f thethe calling of a specialthe calling of a special meeting of the shareholders for the purposethe calling of a special the Company's common stock and a change of the Company s name.

BecauseBecause shareholders holding a majority of the shares are in favor of the folloBecause sharehold proxies are not being solicited in this matter.

Date, time and Place of Meeting.

AA special meetingA special meeting of the shareholders of the Company will be held AprilA special meetin atat the lawat the law office of Cletha Walstrand, which is located at 8 East Broadway, Suite 609, Salt Lakeat the law Utah 84111, and the phone number at that address is (801) 363-0890.

No Dissenter's Rights of Appraisal.

TheThe Company's shareholders do not have dissenter's rights ofThe Company's shareholders do not have dis of the matters to be voted on by the shareholders at the special meeting.

Voting Securities and Principal Holders Thereof;
Interest of Certain Person in Matters to be Acted Upon

1. Share information.

As of the record date, November 17,As of the record date, November 17, 2001, there were approximately stockstock that the shareholders will be entitled tostock that the shareholders will be entitled to vote on. Each outs entitled to one vote.

TheThe following table sets forth certain informatThe following table sets forth certain information CompanyCompany to own beneficially more than five percent Company to own beneficially more than five percent thethe record date, and persons who have served and/or are still serving as directors of thethe record date, and pe sincesince the beginning of thesince the beginning of the lastsince the beginning of the last fiscal year, and the direc

Title of Class	Name and Address of Beneficial Owner	Position with Company	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Randall Peterson	Pres./Dir.	12,401,260	87.66
Common	Roger Brockbank	VP/Dir.	519,000	.0036
Common	Sally Peterson (1)	Tres./Dir.	12,401,260	87.66

(1) Includes shares owned by husband Randall Peterson.

Management as a group (three) 12,920,260 12,920,260 12,920,260

2. Changes in Control.

TheThe Company has entered into an agreement The Company has entered into an agreement for the acquisitio TechnicalTechnical ConTechnical Consultants InTechnical Consultants Incorporated. As a result of the transac wholly-ownedwholly-owned subsidiarywholly-owned subsidiary of Softwall. Prior to the acquisition Softwall will split.split. split. Pursuant to the transactionsplit. Pursuant to the transaction and after the stock split, the sharehold issuedissued six issued six miissued six million shares of Softwall s common stock and they will beco shareholdersshareholders of Softwall. Following closing of the acqshareholders of Softwall. Following closin 8,653,7508,653,750 shares issued and outstanding. In connection with the transaction, the Softwall will change its name to U.S. Technical Group, Inc. and obtain a new trading symbol.

U.S Technical was founded in 1994 and is an aircraft-engineering & FAA certification firm forfor transport category aircraft and executive jets. Headquartered in Fullerton, California, has offices inin Dallas, Atlanta and Seattle andin Dallas, Atlanta and Seattle and employs approximately 125in Dallas, Atlanta a andand engineering services to transport aviation on aircraft such as the Boeingand engineering services to transport the DC-8, 9 and 10, the MD 11 and 80, the Airbus 300, 320, 330 and 340, the CRJ and the ERJ.

InIn connection with the acquisition, WiIn connection with the acquisition, William EIn connection wi
DirectorsDirectors to fill a vacancy.Directors to fill a vacancy. Mr. Thomas has spent over 40 years in the Aviation I
toto the late 1950s. He founded United Aviationto the late 1950s. He founded United Aviation Resources in Fel
U.S.U.S. Technical Consultants Incorporated in July 1994. U.S. TechU.S. Technical Consultants Incorporated
PriorPrior to U.S. Technical, Mr. Thomas worked for 12 years at Elsinore Aerospace as Vice President,
andand then President/COO. and then President/COO. Elsinore Aerospace was engagedand then President/COO.
airlineairline terminal services. Prior to Elsinore Aerospace, Mr. Thomas worairline terminal services. Prior t
Corp.Corp. for 8 years asCorp. for 8 years as Vice President of Sales and ViceCorp. for 8 years as Vice President
providedprovided aviation and airline services as well aircraft maintenance.provided aviation and airline services as v
Thomas was employed by the Nordskog Company, Zero Mfg.Thomas was employed by the Nordskog Company,
heldheld multiple management positions at these companies including engineering, maiheld multiple mana
operations, sales and administration.

<u>Matters to be Voted On</u>

Shareholders will vote on the following matters:

1. 1. Reverse Split. During the second During the second week of February the Company's stock is was c
atat $.09 with littleat $.09 with little oat $.09 with little or no volume. Based upon current market conditi
requirements,requirements, and brokerage firm interest inrequirements, and brokerage firm interest in low priced se
itit is in the Company sit is in the Company s best interest to reorganizeit is in the Company s best interest to reorg
reversereverse split. The Board is seeking authority form the shareholders to effectuate a 100 to 1reverse split. T
split.

FractionalFractional shares will be rounded up to the nearest full share. No certificate willFractional shares
belowbelow one hundred shares and no certificate less than obelow one hundred shares and no certificate le
existingexisting stock certificates are sent in for transfer they will be replaced with new certificates reflecting
the reverse split.

2. Change in the Name of the Company.

TheThe shareholders will vote toThe shareholders will vote to give the Board of Directors authority to chang
Company to U.S Technical Group, Inc., or such other name as may be available.

3. Any Other Matters.

ThoughThough management doThough management does not cThough management does not currentl
presented for shareholder approval.

Vote Required for Approval

ApprovalApproval of the proposed above action requires a majorityApproval of the proposed above action
asas of the Record Date. Because shareholders holas of the Record Date. Because shareholders holding a m
proposed actions, proxies are not being solicited in this matter.

By Order of the Directors

/s/ Randall Peterson

Effective March 25, 2002

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.